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                                                                     Exhibit H-1

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                    /                     , 1999

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                                    )
In the Matter of                    )
                                    )
New England Electric System         )
25 Research Drive                   )
Westborough, MA  01582              )
                                    )
and                                 )
                                    )
Eastern Utilities Associates        )
One Liberty Square, P.O. Box 2333   )
Boston, MA  02109                   )
                                    )
(70-         )                      )
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          New England Electric System ("NEES"), organized and existing under the laws of Massachusetts as a voluntary association pursuant to an Agreement and Declaration of Trust dated January 2, 1926, as amended, and Eastern Utilities Associates ("EUA"), organized and existing under the laws of Massachusetts pursuant to a Declaration of Trust dated April 2, 1928, as amended, have filed an Application on Form U-1 seeking approvals related to the proposed combination of NEES, EUA and Research Drive LLC ("LLC"), a Massachusetts limited liability company wholly-owned by NEES (the "Merger"). Pursuant to the Merger, LLC will merge with and into EUA, with EUA as the surviving entity, and, therefore, a wholly-owned subsidiary of NEES. EUA subsequently will be merged with and into NEES, with NEES as the surviving entity (together with the Merger, the "Transaction"). Subsequent to the Transaction, EUA shall cease to exist and NEES will remain a registered holding company pursuant to the Public Utility Holding Company Act of 1935 (the "Act").

          NEES is a registered public utility holding company, and NEES and its subsidiaries are subject to the broad regulatory provisions of the Act administered by the Securities and Exchange Commission (the "Commission"). NEES owns all of the voting securities of the following four distribution subsidiaries: Massachusetts Electric Company ("Mass. Electric"), The Narragansett Electric Company ("Narragansett"), Granite State Electric Company
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("Granite State"), and Nantucket Electric Company ("Nantucket"). NEES also owns
99.97 percent of the outstanding voting securities of its principal transmission subsidiary, New England Power Company ("NEP"). NEES and its utility subsidiaries (the "NEES System") serve a territory covering more than 4,500 square miles with a population of approximately 3,000,000. NEES also engages in non-utility operations through various other subsidiaries including New England Power Service Company ("Service Company"), which provides, at cost, such administrative, engineering, construction, legal, and financial services as NEES and its subsidiaries request pursuant to a service agreement approved by the Commission in accordance with the requirements of Rule 90.

          EUA operates as a registered holding company pursuant to the Act, and EUA and its subsidiaries are subject to the broad regulatory provisions of the Act administered by the Commission. EUA directly owns all of the shares of common stock of the following electric public utility companies: Blackstone Valley Electric Company ("Blackstone"), Eastern Edison Company ("Eastern Edison") and Newport Electric Corporation ("Newport"). Eastern Edison presently owns all of the outstanding securities of Montaup Electric Company ("Montaup"). On July 14, 1999, Eastern Edison filed a Form U-1 requesting the Commission's authorization for Eastern Edison to transfer to EUA, and for EUA to acquire from Eastern Edison, all of Eastern Edison's investment in Montaup's capitalization. EUA and its utility subsidiaries (the "EUA System") serve approximately 305,000 retail customers in Massachusetts and Rhode Island. EUA also engages in non-utility operations through various other subsidiaries, including EUA Service Corporation ("EUA Service"), which provides various accounting, financial, engineering, planning, data processing, and other services to EUA System companies.

          As part of the Transaction, Eastern Edison and Mass. Electric will merge, with Mass. Electric being the surviving entity; NEP and Montaup will merge, with NEP being the surviving entity; and Blackstone, Newport and Narragansett will merge, with Narragansett being the surviving entity. In addition, NEES will indirectly acquire EUA's non-utility businesses through NEES' ownership of common shares or equity in those non-utility businesses. Finally, EUA Service and Service Company will merge, with Service Company being the surviving company.

          Pursuant to an Agreement and Plan of Merger, dated as of December 11, 1998, by and among The National Grid Group plc ("NGG"), NGG Holdings LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of NGG, and NEES, NGG Holdings LLC will be merged with and into NEES with NEES as the surviving entity. As a result, NEES will become an indirect, wholly-owned subsidiary of NGG, which will become a registered holding company under the Act.

          The merger of EUA with and into LLC will be governed by the terms of an Agreement and Plan of Merger, dated as of February 1, 1999 (the "Merger Agreement"), by and among NEES, EUA and LLC. As a result of the Transaction, each one percent of the issued and outstanding membership interests in LLC will be converted into one transferable certificate of participation or share in EUA.
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All EUA shares that are owned by EUA as treasury shares and any EUA shares owned by NEES or any other wholly-owned subsidiary of NEES will be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor. The remaining EUA shares issued and outstanding immediately prior to the Effective Date (as defined below) will be cancelled and converted into the right to receive cash in the amount of $31.00 per share (the "Per Share Amount"), as such amount may be adjusted. The Effective Date shall be the date upon which a certificate of merger has been executed and filed by EUA and LLC with the Secretary of Massachusetts, or any later date specified by such certificate.

          NEES and EUA state that the Transaction fully complies with the Act and does not prompt any of the concerns that the Act was intended to address. NEES and EUA further contend that the Transaction promotes the goals of the Act by creating an integrated merged entity that will benefit the interests of the general public, investors and consumers. Finally, NEES and EUA state that both state and federal regulation will ensure that the interests of the public, investors and consumers continue to be protected.

          The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _______, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on NEES and EUA at the addresses specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the Application, as filed or as amended, may be granted and/or permitted to become effective.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Jonathan G. Katz
                                        Secretary